1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

John J. O’Brien

Associate

215.963.4969

jobrien@morganlewis.com

April 24, 2012

FILED AS EDGAR CORRESPONDENCE

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:                               SEI Institutional Investments Trust 485(a) Filing (File Nos. 033-58041 and 811-07257)

Dear Ms. O’Neal-Johnson:

On behalf of our client, SEI Institutional Investments Trust (the “Trust” or “SIIT”), this letter responds to the comments you provided via telephone on March 24, 2012, regarding the Trust’s post-effective amendment No. 60, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment No. 61, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC on February 9, 2012 pursuant to Rule 485(a) under the 1933 Act, for the purpose of making changes to the investment strategy of the Dynamic Asset Allocation Fund and adding the Long Duration Corporation Bond Fund (together, the “Funds”) as an additional series of the Trust.  Below, we have briefly summarized your comments and questions, followed by our responses.

Comments on the Dynamic Asset Allocation Fund

1.                                      Comment.          Please confirm whether the Fund will charge shareholder fees (e.g., account fees or redemption fees).

Response.           The Fund does not currently intend to charge any shareholder fees.  Each Fund shareholder will only pay his or her portion of the Fund’s annual fund operating expenses, as disclosed in the Fund’s fee table.

2.                                      Comment.          Please confirm whether all of the Fund’s fees disclosed in the Fund fee table will be restated in the effective prospectus and, if so, please explain to the Staff why the fees were restated.

Response.           Each of the Fund’s operating expenses, acquired fund fees and expenses and total annual fund operating expenses will be restated in the fee table of the effective prospectus dated April 24.  These fees will be restated to more accurately reflect the anticipated expenses of the Fund as a result of the changes made to the Fund’s investment strategy.  The management fee will remain the same.  In response to your comment, we have moved the footnote reference so that it applies to all of the fees except the management fee.

3.                                      Comment.          Please clarify the following disclosure in the Fund’s principal investment strategy: “In certain circumstances, the Fund may invest in particular securities or instruments that are not specifically listed below, but which have similar characteristics or represent similar exposures as those described below.”  Does this refer to temporary defensive purposes?

Response.           This disclosure is intended to indicate to investors and prospective investors that although specific securities and investment instruments are enumerated in each of the asset classes in which the Fund will invest, the list is not intended to be complete.  To clarify this, we have removed the phrase “in certain circumstances” from the disclosure.

4.                                      Comment.          Please describe how the Fund’s assets will be divided across assets classes and confirm that the Fund will still function as an “allocation” fund.

Response.           The Fund seeks to generate total return over time by selecting investments from the following asset classes: equity securities, fixed income securities, other instruments, pooled investment vehicles and derivative instruments.  Investment selections will be based on SIMC’s expectations of long-term risk and return. Particular asset classes and the Fund’s allocations among those asset classes will be determined based on SIMC’s views of fundamental, technical or valuation measures. The Fund’s allocations among asset classes may be adjusted over short periods of time and at any particular point in time the Fund may be diversified across many asset classes or concentrated in a limited number of asset classes, including possibly a single asset class. Because SIMC does not expect the Fund’s assets to be concentrated in a single asset class for other than a short period of time, the Fund will function as an allocation fund.  The Fund’s methodology, as described above, has been fully disclosed in the prospectus.

5.                                      Comment.          Please confirm that the Fund covers the full notional value of credit default swaps sold (written) by the Fund.

Response.           The Fund may write (sell) credit default swaps.  If the Fund writes (sells) a credit default swap, then the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit default event, as defined under the terms of the particular swap agreement, and less any offsetting positions.

6.                                      Comment.          Please confirm that any interest expense associated with short sales engaged in by the Fund is reflected in the Fund’s fee table as an “Other Expense.”

Response.           The Trust confirms that expected interest from the Fund’s investment in short sales, if any, is included in the “Other Expense” line item of the Fund’s fee table.  Based on the amount of interest expense expected to be incurred by the Fund in connection with its investment in short sales, the Trust determined not to break out interest expense as a separate sub-item in the fee table or include an explanatory caption. If this amount were to increase in the future, the Trust would reevaluate the fee table disclosure accordingly.

7.                                      Comment.          Because the Fund’s portfolio turnover risk for the prior fiscal year was less than 1%, please consider whether the portion of the Fund’s principal investment strategy that states “Due to its investment strategy, the Fund may buy and sell securities and other instruments frequently” is appropriate and whether “portfolio turnover risk” is an appropriate principal risk disclosure.

Response.           Although the Fund’s portfolio turnover rate for the prior fiscal year was less than 1%, we anticipate the changes made to the Fund’s principal investment strategy to result in more frequent trading in securities by the Fund and, as a consequence, increased portfolio turnover.  As a result, we have retained the principal investment strategy and principal risk disclosure as is.

8.                                      Comment.           Please confirm that the Fund’s derivatives disclosure in its principal risks is consistent with the observations of the SEC staff with respect to derivatives-related disclosure by investment companies set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management of the U.S. Securities and Exchange Commission to Karrie McMillan, General Counsel, Investment Company Institute (“Miller Letter”), dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

Response.           In response to your comment, we have reviewed the Fund’s disclosure against the observations set forth in the Miller Letter and concluded that the Fund’s disclosure is appropriate without revision.

9.                                      Comment.          Please consider the appropriateness of private placements as principal risks of the Fund, given the Fund’s principal investment strategy.

Response.           Although the Fund is not expected to invest in privately placed equity securities as of April 24th or in the near term thereafter, the Fund’s investment in equity securities may in the future include securities acquired by way of private placements.  Accordingly, we have retained the Fund’s principal risks disclosure as is.

10.                               Comment.           In advance of filing the Trust’s post-effective amendment pursuant to Rule 485(b) with the Fund’s effective prospectus, please inform the Staff of the Fund’s benchmark index.

Response.           On the morning of April 24, 2012, we informed you via electronic mail that the Fund will use a 50/50 Blended Benchmark, which consists of the S&P 500 Index and the Barclays 10-Year Treasury Bellwether Index as its benchmark index.  Since that e-mail correspondence, the Fund has determined to instead use three benchmark indices.  The Fund will use the S&P 500 Index as its primary benchmark, but will also use the iBoxx $ Liquid High Yield Index and the J.P. Morgan EMBI Global Core Index as benchmarks.

Comments on the Long Duration Corporate Bond Fund

11.                               Comment.           Given that the Fund includes portfolio turnover risk as a principal risk disclosure, please state whether the Fund will engage in active and frequent trading as part of its investment strategy.

Response.           The Fund’s portfolio managers expect to engage in active and frequent trading in an attempt to manage the Fund’s duration and credit exposure.  As a result, we have retained the Fund’s principal risks disclosure as is.

12.                               Comment.           Please confirm to the SEC staff that the Fund’s prospectus will not go effective until Sub-Adviser(s) have been identified.

Response.           We confirm that the prospectus will not go effective until Sub-Advisers are identified and fully disclosed for the Fund.

General Comments

13.                               Comment.          Please delete the section heading “Summary of Other Information About the Fund” from the prospectus.

Response.           In response to your comment, we have deleted this heading.

14.                               Comment.          Please state whether the Funds will have any minimum amounts for subsequent investments.

Response.           Minimum subsequent investments in each Fund will be $1,000, but may be waived at the discretion of SIMC.  In response to your comment, disclosure has been added to the prospectus reflecting this.

15.                               Comment.          Please delete the last sentence in the section entitled “Tax Information.”

Response.           The Trust’s prospectus and SAI includes substantial information about taxation. Among much other information, the Trust and each of its related registered investment companies include the sentence “You should consult your tax advisor regarding the rules governing your tax-deferred arrangement” as part of their standard prospectus disclosure.  We believe this sentence provides the useful instruction to investors and prospectus investors that they may wish to seek additional information beyond that elsewhere disclosed in the Trust’s registration statement from an independent tax professional.  Although we have taken your comment into consideration, in the interest of consistency across the offering documents of the complex of SEI registered investment companies, we have elected retain this disclosure as is.

16.                               Comment.          Please state whether the Funds’ shareholders would be provided with notice of a change to a Fund’s investment goal, policies and restrictions.

Response.           The Funds’ investment goal, policies and restrictions are not fundamental and may be changed by the Board without shareholder approval. The Funds have not self-imposed any requirement to provide shareholders with notice of any changes by the Board to the Funds’ non-fundamental investment goals, policies and restrictions.  Nonetheless, in the event of a change to a Fund’s non-fundamental investment goal, policies or restrictions, the Trust would likely, depending on the facts and circumstances, file a supplement to its prospectus and/or statement of additional information, which would be sent to existing shareholders providing them with notice of such change(s).

17.                               Comment.          In the “Investment Adviser and Sub-Advisers” section of the prospectus, please include a reference to the shareholder report that will include the basis for the Board of Trustees’ approval of the Long Duration Corporate Bond Fund’s investment advisory and sub-advisory agreements.

Response.           In response to your comment, we have revised the disclosure in that section to state: “A discussion regarding the basis for the Board of Trustees’ approval of the Dynamic Asset Allocation Fund’s investment advisory and sub-advisory agreements is available in the SEI Institutional Investments Trust’s shareholder report as of May 31, 2011 and discussion regarding the basis for the Board of Trustees’ approval of the Long Duration Corporate Bond Fund’s investment advisory and sub-advisory agreements will be available in the SEI Institutional Investments Trust’s shareholder report as of May 31, 2012.”

18.                               Comment.          Please review the accuracy of the “Purchasing and Selling Fund Shares” section of the prospectus.

Response.           In response to your comment, we have reviewed the “Purchasing and Selling Fund Shares” section of the prospectus and confirm that it accurately reflects how Class A shares of the Funds are sold.

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,
/s/ John J. O’Brien
John J. O’Brien